Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On September 8, 2026, ONE Nuclear Energy LLC reposted a LinkedIn post of Tomorrow’s World Today:

The full text of the article linked in the foregoing LinkedIn post is set forth below:

Louisiana Secures Gas Plant Next to SpaceX Base

The new project in Louisiana includes a 2.88 GW natural gas plant and a Battery Energy Storage System (BESS).

ONE Nuclear Energy LLC signed a binding agreement with a local landowner group to secure the land for a significant new energy site called Project Cayman.

The project features a 2.88-gigawatt natural gas plant combined with a 700-megawatt, 2.88-gigawatt-hour battery storage system. The construction doesn’t stop there. A high-capacity data center is being built on the same campus.

The site sits near Louisiana’s RiverPlex MegaPark, just northeast of SpaceX’s recently announced infrastructure expansion. By bringing in new power generation and large-scale battery storage in areas with growing heavy industrial demand, they hope to make the entire regional grid much more reliable.

Powering a Data-Driven Area

As new factories and technology hubs move into Louisiana, the state needs a lot more electricity to keep up. ONE Nuclear wants to be the company providing that steady power.

“Project Cayman, with its 2.88 GW power capacity, demonstrates that ONE Nuclear is committed to supporting the future economic development of one of Louisiana’s most important industrial regions,” said Richard Taylor, CEO of ONE Nuclear. “The project will deliver the reliable energy needed to support new investment, create jobs, expand the local tax base and generate additional funding for community priorities and critical infrastructure.”

Large-scale industrial growth requires constant, dependable power. According to engineers, the facility is designed specifically to handle the heavy energy needs of modern, data-driven economies.

Scaling the Energy Infrastructure

Community outreach is already up and running. ONE Nuclear plans to hold a series of public information meetings with local parishes, government agencies, and other stakeholders from September through December 2026.

ONE Nuclear wants to keep building scalable energy infrastructure for the United States.

“ONE Nuclear is proud to invest in the region to support the rapidly growing energy needs created by other recently announced developments such as the SpaceX Starbase project and Hyundai’s $5.8 billion steel mill,” Taylor concluded.

Forward-Looking Statements

This press release contains forward-looking statements, including but not limited to statements regarding ONE Nuclear Energy LLC’s (“ONE Nuclear”) and Hennessy Capital Investment Corp. VII’s (“Hennessy VII”) expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this press release are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, the anticipated timing of and benefits from the consummation of the Business Combination, ONE Nuclear’s management team’s expectations concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this press release and are based on ONE Nuclear’s and Hennessy VII’s current beliefs and assumptions. ONE Nuclear and Hennessy VII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Hennessy VII’s securities; (2) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of that certain Business Combination Agreement, dated as of October 22, 2025 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Hennessy VII, Solis Merger Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Hennessy VII, and ONE Nuclear; (5) changes in the transaction structure of the Business Combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the Business Combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the Business Combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or Hennessy VII related to the Business Combination or the Business Combination Agreement; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by Hennessy VII shareholders in connection with the Business Combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in Hennessy VII’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 6, 2026, and other filings with the SEC, including the registration statement on Form S-4, the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Business Combination from time to time. The foregoing list is not exhaustive, and there may be additional risks that neither Hennessy VII nor ONE Nuclear presently knows or that Hennessy VII and ONE Nuclear currently believe are immaterial. ONE Nuclear and Hennessy VII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.